SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

NORTHRIDGE VENTURES INC.

 (Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

  (Title of Class of Securities)

666759105

  (CUSIP Number)

Russell Covarrubia

Universe Capital Partners, LLC

14 Wall Street, 20th Floor

New York, NY 10005

(212) 618-1312

With Copies To:

Andrea Cataneo, Esq.

Jeff Cahlon, Esq.

Timothy O’Brien, Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway

New York, NY 10006

Tel: (212) 930-9700

Fax: (212) 930-9725

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 5, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

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CUSIP No. 666759105	13D

1	NAME OF REPORTING PERSONS

Universe Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
7	SOLE VOTING POWER

37,650,000
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	37,650,000
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,650,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

99.1%*
14	TYPE OF REPORTING PERSON

OO- Limited Liability Company

* Based on 38,000,000 shares of common stock outstanding as of June 5, 2013.

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CUSIP No. 666759105	13D

1	NAME OF REPORTING PERSONS

Erdogan Cetin
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Turkey
7	SOLE VOTING POWER

37,650,000
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	37,650,000
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,650,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

99.1%*
14	TYPE OF REPORTING PERSON

IN

(1) Represents shares held by Universe Capital Partners, LLC (“UCP”). Mr. Cetin is the majority owner and Chairman of UCP.

* Based on 38,000,000 shares of common stock outstanding as of June 5, 2013.

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Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Northridge Ventures Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at14 Wall Street, 20th Floor, New York, NY 10005 .

Item 2. Identity and Background.

(a)	This statement is being jointly filed by Universe Capital Partners, LLC (“UCP”) and Erdogan Cetin. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” UCP is a New York limited liability company.

(b)	The business address of each Reporting Person is 14 Wall Street, 20th Floor, New York, NY 10005.

(c)	The principal business of UCP is investments and fund management. The principal business of Mr. Cetin is majority owner and Chairman of UCP.

(d)	Neither Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Cetin is a citizen of Turkey.

Item 3. Source and Amount of Funds or Other Consideration.

On June 5, 2013, pursuant to a securities purchase agreement between UCP and the selling shareholders named therein, UCP purchased 37,650,000 shares of common stock of the Issuer, representing 99.1% of the outstanding shares of the Issuer’s common stock, for a purchase price of $238,000, resulting in a change in control of the Issuer. The source of the funds was UCP’s working capital.

Item 4. Purpose of Transaction.

The Reporting Persons entered into the above-described transaction to effect a change in control of the Issuer.

In connection with the above-reference transaction, on June 7, 2013, Andrew Grundman and Michael Williams resigned as officers of the Issuer, Russell Covarrubia was appointed President and Chief Executive Officer of the Issuer, and Siva Pillarisetty was appointed Treasurer and Secretary of the Issuer.

In connection with the above-reference transaction, effective upon the Issuer’s meeting its information obligations under the Securities Exchange Act of 1934, as amended, Andrew Grundman will also resign as the sole director of the Issuer, and Erodogan Cetin, Russell Covarrubia, Siva Pillarisetty, and Nicholas John Lethbridge King will be elected directors of the Issuer.

In connection with the above-reference transaction, the Issuer’s business will change to that of specialty finance.

In connection with the above-reference transaction, the Issuer plans to change its name to Universe Financial Holdings, Inc.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, UCP and Mr. Cetin each beneficially own 37,650,000 shares of the Issuer’s common stock, which represents approximately 99.1% of the Issuer’s common stock. All of the shares are held directly by UCP.

(b)	Each Reporting Person may be deemed to hold sole voting and dispositive power over 37,650,000 shares of common stock of the Issuer.

(c)	Other than the acquisition of the shares as reported herein, and as described under Item 4, neither Reporting Person has effected any transactions in the shares of the Issuer during the past 60 days.

(d)	To the best knowledge of each Reporting Person, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 37,650,000 shares of common stock reported in Item 5(a).

(e)	Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, agreements, understandings or relationships (legal or otherwise) between either Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

10.1	Stock Purchase Agreement between UCP and the Selling Shareholders named therein.

99.1	Joint Filing Agreement by and among UCP and Erdogan Cetin.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 12, 2013

UNIVERSE CAPITAL PARTNERS LLC

By:	/s/ Erdogan Cetin
Erdogan Cetin

/s/ Erdogan Cetin
Erdogan Cetin

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